[Merrill Lynch Letterhead]

                                                 January 30, 1999


Board of Directors
New England Electric System
25 Research Drive
Westborough, MA 01582

Members of the Board of Directors:

     New England Electric System (the "Acquiror"), Research Drive LLC, a limited liability company that is directly and indirectly wholly-owned by the Acquiror (the "Acquisition Sub"), and Eastern Utilities Associates (the "Company") propose to enter into an Agreement and Plan of Merger (the "Agreement") in which each outstanding common share of the Company (the "Company Shares") would be converted into the right to receive $31.00 per share in cash, subject to increase as set forth in the Agreement (the "Consideration").

     You have asked us whether, in our opinion, the Consideration to be paid by the Acquiror pursuant to the Merger is fair from a financial point of view tot he Acquiror.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to us by the Company and the Acquiror, respectively;

     (3) Conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

     (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (6) Compared the proposed financial terms of the Merger with the financial terms of certain other mergers which we deemed to be relevant;

     (7) Participated in discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

     (8)  Reviewed the potential pro forma impace of the Merger on the Acquiror;

     (9)  Reviewed a draft dated January 28, 1999 of the Agreement; and

     (10) Reviewed such other financial studies and analyses and took into accuont such other matters we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing out opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properies or facilities of the Company. Wtih respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and the Expected Synergies. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory and other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     We are rendering the opinion set forth below without regard to whether the pending acquisition of the Acquiror by The National Grid Group plc (the "National Grid Transaction") will be consummated. However, with your consent we have assumed that neither the execution of the Agreement nor the consummation of the Merger will result in any delay or otherwise have an adverse effect on the process of obtaining the required regulatory approvals in connection with the National Grid Transaction.

     We are acting as financial advisor to the Acquiror in connection with the Merger and will receive a fee from the Acquiror for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently providing financial advisory services to the Acquiror in connection with the National Grid Transaction and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Merger.

     We are not expressing any opinion herein as to the prices at which the Acquiror common stock will trade following the announcement or consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by the Acquiror pursuant to the Merger is fair from a financial point of view of the Acquiror.

                                      Very truly yours,

                                      MERRILL LYNCH, PIERCE, FENNER &
                                      SMITH INCORPORATED

                                      /s/ Merrill Lynch, Pierce, Fenner & Smith
                                          Incorporated

LAC